Exhibit 99.(m)(3)(b)

SCHEDULE I

TO

DISTRIBUTION AND SERVICE PLAN

FOR

CLASS C SHARES OF THE VICTORY PORTFOLIOS

DATED FEBRUARY 26, 2002

This Plan shall be adopted with respect to Class C Shares of the following series of The Victory Portfolios:

Fund	Rate*
1. Balanced Fund	1.00	%**
2. Diversified Stock Fund	1.00	%**
3. Focused Growth Fund	1.00	%**
4. Fund for Income	1.00	%**
5. International Fund	1.00	%**
6. International Select Fund	1.00	%**
7. Special Value Fund	1.00	%**
8. Value Fund	1.00	%**

*                 Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**          Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

As of October 22, 2008